Exhibit 12

ArvinMeritor, Inc.

Computation of Earnings to Fixed Charges

Twelve Months Ended September 30, 2006

Earnings Available for Fixed Charges (A):

Pre-tax loss from continuing operations	$(216)

Less:
Equity in earnings of affiliates, net of dividends	(13)

(229)
Add fixed charges included in earnings:
Interest expense	135
Interest element of rentals	12

Total	147

Total earnings available for fixed charges:	$(82)

Fixed Charges (B):
Fixed charges included in earnings	$147
Capitalized interest	—

Total fixed charges	$147

Ratio of Earnings to Fixed Charges (C)	N/A

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.

(C) Fixed charges exceeded earnings by $229 million for the fiscal year ending September 30, 2006, resulting in a ratio less than one.